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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                For May 11, 2001

                               HAVAS ADVERTISING
                (Translation of registrant's name into English)


                              84, rue de Villiers
                          92683 Levallois-Perret Cedex
                                     France
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F      [_]                   Form 40-F     [X]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes          [X]                        No       [_]


     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):   82-
                                                   ---------------
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                               HAVAS ADVERTISING

     On May 9, 2001, Havas Advertising issued a press release announcing 2001 first quarter billing and revenue information. Attached as Item 1 to this Report on Form 6-K is the text of the May 9, 2001 press release.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      HAVAS ADVERTISING
                                      (Registrant)


Date:  May 10, 2001                     By: /s/ R. John Cooper
                                           -------------------------------------
                                           Name:  R. John Cooper
                                           Title: Executive Vice President and
                                                  General Counsel
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                               HAVAS ADVERTISING


                               INDEX TO EXHIBITS

Item
----

1.  Press release issued by Havas Advertising on May 9, 2001